                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549
                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 5                                                                                                       OMB APPROVAL
( ) Check this box if no longer                                                                      OMB Number:          3235-0362
    subject to Section 16. Form 4 or                                                                 Expires:    September 30, 1998
    Form 5 obligation may continue.                                                                  Estimated average burden
    See Instruction 1(b).                                                                            hours per response........ 1.0
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Reschke      Michael         W.             Prime Group Realty Trust (PGE)
   (Last)       (First)      (Middle)
                                                                                                   X   Director            10% Owner
   Prime Group Realty Trust                 3. IRS or Social Security   4. Statement for         -----               -----
   77 W. Wacker Drive, Suite 3900              Number of Reporting         Month/Year
                (Street)                       Person (Voluntary)                                  X   Officer (give        Other
                                                                            12/31/98             ----- title below)  ----- (specify
   Chicago         IL           60601                                                                                       below)
   (City)        (State)        (Zip)
                                                                        5. If Amendment,            Chairman of the Board, Trustee
                                                                           Date of Original         ------------------------------
                                                                           (Month/Year)
                                                                                              7. Individual or Joint/Group Filing
                                                                                                 (Check Applicable Line)

                                                                                                   X   Form filed by One Reporting
                                                                                                 ----- Person
                                                                                                       Form filed by More than One
                                                                                                 ----- Reporting Person

                                                              Page 1 of 4

FORM 5 (continued)
                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          --------------------------------------------------------------------------------

1. Title of Security     2. Trans-     3. Trans-      4. Securities Acquired (A)   5. Amount of        6. Ownership   7. Nature of
   (Instr. 3)               action        action         or Disposed of (D)           Securities          Form:          Indirect
                            Date          Code           (Instr. 3, 4 and 5)          Beneficially        Direct         Beneficial
                                          (Instr. 8)                                  Owned at            (D) or         Owner-
                            (Month/                   ---------------------------     End of Issuer's     Indirect       ship
                             Day/                        Amount  (A) or   Price       Fiscal Year         (I)
                             Year)                                 (D)                (Instr. 3 and 4)    (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares                12/17/98        A            1,388     A                   See Below            D
                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares                12/17/98        A            1,387     A                   See Below            D
                             (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        171,775 (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1) This grant vested on January 15, 1999.
(2) This grant will vest on January 15, 2000.
(3) The total amount of Common Shares owned includes both the Common Share grant which has vested and the Common Share grant which has yet to vest.  It also includes 74,000 Common Shares owned by Prime Group Limited Partnership, a limited partnership in which
    Mr. Reschke is the managing general partner.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB Number.                                                                   SEC 2270 (7-97)

                                                             Page 2 of 4

FORM 5 (continued)               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
                                 -----------------------------------------------------------------------------
1. Title of                  2. Conver-     3. Trans-      4. Transac-         5. Number of Derivative        6. Date Exercisable
   Derivative Security          sion or        action         tion Code           Securities Acquired            and Expiration
   (Instr. 3)                   Exercise       Date           (Instr. 8)          (A) or Disposed of             Date
                                Price of                                          (D) (Instr. 3, 4 and 5)        (Month/Day/Year)
                                Deriv-         (Month/                         -----------------------------------------------------
                                ative           Day/                                                              Date       Expira-
                                Security        Year)                               (A)        (D)                Exer-      tion
                                                                                                                  cisable    Date
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option           $14.00         12/17/98           A                48,611                           (1)     12/17/08
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option           $14.00         12/17/98           A                35,000                           (2)     12/17/08
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Common Units of Prime Group                    11/17/97           A 5           7,992,418                        11/17/98
Realty, L.P. (3)
------------------------------------------------------------------------------------------------------------------------------------

7. Title and Amount of       8. Price of    9. Number of   10. Owner-          11. Nature of
   Underlying Securities        Derivative     Deriv-          ship of             Indirect
   (Instr. 3 and 4)             Security       ative           Deriva-             Beneficial
                                (Instr. 5)     Securities      tive                Owner-
                                               Bene-           Security:           ship
                                               ficially        Direct (D)          (Instr. 4)
------------------------                       Owned at        or Indirect
                 Amount                        End of          (I)
   Title       or Number                       Year
               of shares                       (Instr. 4)      (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares      48,611                       48,611            D
------------------------------------------------------------------------------------------------------------------------------------
Common Shares      35,000                       35,000            D
------------------------------------------------------------------------------------------------------------------------------------
Common Shares   7,992,418                    7,992,418            I                    (4)
                or cash
                equivalent
                at option of
                Prime Group
                Realty Trust
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
-------------------------
See attached sheet for additional information                                      /s/ Michael W. Reschke                  2/08/99
                                                                                -------------------------------          ----------
                                                                                **Signature of Reporting Person             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
Note: File 3 copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB Number.                                                                         SEC 2270 (7-97)
                                                             Page 3 of 4

             ADDITIONAL INFORMATION TO FORM 5 FOR DECEMBER 31, 1998
                              OF MICHAEL W. RESCHKE
       CHAIRMAN OF THE BOARD AND TRUSTEE OF PRIME GROUP REALTY TRUST (PGE)


(1)  The option vested on January 15, 1999.

(2) The option vests in four equal annual installments beginning on January 15, 1999.

(3) Under the term of that certain Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of November 17, 1997, each Common Unit of Prime Group Realty, L.P. may, at the option of the holder thereof, be exchanged at any time for one Common Share of Beneficial Interest, par value $.01 per share, of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash in an amount equal to the value of such share.

(4) Information presented includes the 47,525 Common Units held by Prime Group VI, L.P. whose general partner is PGLP. Inc., of which Mr. Reschke is the controlling shareholder. Information presented also includes the 7,944,893 Common Units held by Primestone Investment Partners, L.P. ("Primestone"). Mr. Reschke is the Chairman and Chief Executive Officer of The Prime Group, Inc. ("PGI). PGI and/or its affiliates control PG/Primestone, L.L.C. which is the Administrative Member of Primestone.

                                   Page 4 of 4